# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MainStreet Bancshares, Inc., CIK 0001693577
CUSIP: 56064Y100
Title of class of securities: Common Stock, par value $4.00 per share
Address of issuer's principal executive offices: 10089 FAIRFAX BOULEVARD, FAIRFAX, Virginia (VA), 22030
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002113205

## Reporting persons
- MainStreet Bank 401(k) Retirement Plan: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Virginia (VA); sole voting power 0; shared voting power 383,763; sole dispositive power 0; shared dispositive power 383,763; aggregate amount beneficially owned 383,763 (5.1% of the class)
  Comment: MainStreet Bancshares, Inc. on behalf of MainStreet Bank 401(k) Retirement Plan

## Item 1. Issuer
Name of issuer: MainStreet Bancshares, Inc.
Address of issuer's principal executive offices: 10089 FAIRFAX BOULEVARD, FAIRFAX, VIRGINIA, 22030.

## Item 2. Person Filing
Name of person filing: Richard A. Vari, as Administrator for the Plan
Address of principal business office or, if none, residence: 10089 Fairfax Boulevard, Fairfax, VA 22030
Citizenship: Virginia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 383,763
Percent of class: 5.1
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
383,763

The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Delaware Charter Guarantee & Trust Company dba Principal Trust Company acts as Trustee of the Plan (the "Trust"). The Trust is subject to fiduciary duties under ERISA and the Trust agreements.

Before each meeting of shareholders, Plan participants may direct the Trustee how to vote at such meeting or any adjournment thereof. If participants have not directed the Trustee on how to vote, the Trustee shall vote such securities in the same proportion as those shares for which the Trustee has received proper direction.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 383,763

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Employee Benefit Plan is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- MainStreet Bank 401(k) Retirement Plan: /s/ Richard A. Vari, Richard A. Vari/Plan Administrator (02/24/2026)